GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

October 1, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	KIT digital, Inc. Amendment No. 1 to Registration Statement on Form S-1 Originally Filed December 21, 2007 Registration File No. 333-152423

Ladies and Gentlemen:

On behalf of KIT digital, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, No. 333-152423 (the “Amendment”), for the registration of 79,400,000 shares of KIT digital’s common stock to be offered by holders of common stock and warrants under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Three courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Paul Fischer, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter, dated August 18, 2008. The Amendment includes KIT digital’s interim financial statements for the six months ended June 30, 2008, which were also filed with KIT digital’s quarterly report on Form 10-Q on August 15, 2008.

As we have previously advised the staff, KIT digital wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before October 8, 2008, in order to avoid registration default liquidated damages, and respectfully requests the staff to convey any comments it may have on the Amendment as soon as possible, to allow us to meet this schedule.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

Comment No. 1:

We wish to inform the staff that we and KIT digital have reviewed Item D.29 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations and subsequent guidance from the staff, and believe that the factual matters to be considered weigh heavily in favor of viewing KIT digital’s registration as a secondary offering. In Comment No. 1, the staff has indicated that this Registration Statement is essentially the issuer’s and that the investors are conduits to a distribution and therefore statutory underwriters. As a result, (i) Rule 415 is not available to the stockholders listed in the Amendment, (ii) the offering is deemed to be a primary, not a secondary or so-called “resale,” offering and (iii) the plan of distribution must provide for fixed pricing, not sales at prevailing market prices.  In our conversations with the staff in similar transactions, aside from the number or amount of securities being sold, we understand the SEC will give weight to the following factors in its Rule 415 analysis (not necessarily in the following order or with equal weight):

•	price of securities being sold (based upon the percentage discount to market price, which, in this instance was 27.3% as of the closing of the May 2008 Financing and 14.9% as of September 25, 2008);

•
nature of the purchasers, i.e., are they generally in the business of being PIPE investors, or retail investors (in this instance, the selling stockholders were widely-dispersed, had no relation to one another and, while some of the selling stockholders had invested in KIT digital in prior rounds, those investments were made as a result of arm’s-length negotiations with KIT digital);

•
nature of the placement agent and amount of selling commissions paid by issuer (in this instance, well-known, registered placement agents were used in the May 2008 Financing (so the investors would not be considered “underwriters”), whom received customary placement fees);

•	whether there is a post-closing re-pricing feature, i.e., whether the securities are “toxic” (in this instance, the securities are not toxic);

•	length of time the investors have held or will hold the securities before being able to resell (which, in this instance, will be almost five months); and

•	whether the convertible securities were issued for nominal consideration (in this instance, the warrants were a component of the units issued in the May 2008 Financing at $.20 per unit).

As in other instances in which the SEC has acted, we believe this matter was triggered by perceived abusive practices, in this case by certain institutional fund investors within the PIPE market. We believe, based on the following considerations and supported by the quantitative data set forth throughout this letter and in the Amendment, KIT digital’s May 2008 PIPE transaction was not abusive in any way and the staff should allow it to register all of the shares included in the Amendment.

•
The shares of common stock and warrants purchased by affiliates in the May 2008 Financing (including 35,300,000 shares of common stock and warrants to purchase a like number of shares held by KIT Media) have not been included in the Registration Statement. KIT digital proactively requested and received waivers of each affiliate’s registration rights in recognition of the staff’s Rule 415 position.

•
The selling stockholders purchased their shares of common stock and warrants on May 8, 2008, and have held them now continuously for the past 4½ months, during which they bore real investment risk. This period is approaching the SEC’s new Rule 144 six-month holding period.

•
KIT digital registered 30,520,269 shares of its common stock under Registration Statement, File No. 333-139497, effective December 26, 2007, when it had 39,028,418 outstanding shares of common stock, and previous registration statements in 2006 and 2007 exceeded the so-called “public float” limitations generally discussed by the staff. We believe this is because KIT digital has structured its transactions to avoid abusive practices.

•
There were 35 investors in the May 2008 Financing. Aside from KIT Media as noted above, and Castlerigg Master Investments Ltd., which acquired 13.5%, no one investor acquired more than 3.3% of the securities offered in that financing. The investors were widely-dispersed, and (unless otherwise indicated) had no relation to one another.

•
The selling stockholders had no business relationship whatsoever with KIT digital prior to May 2008. While some of the stockholders had invested in KIT digital in prior rounds, those investments were made as a result of arm’s-length negotiations with KIT digital.

•
None of the selling stockholders participating in the Registration Statement are in the business of underwriting securities, or are affiliated in any way with a FINRA member, except in the limited case set forth in response to Comment No. 9.

•
There is nothing involved that suggests the selling stockholders are acting as a conduit for KIT digital. The proceeds of any sales of the registered shares by the selling stockholders are for their own account, and there are no agreements or understandings with respect to any subsequent investments of those proceeds back into KIT digital.

•
The securities purchased by the selling stockholders and offered by the prospectus are not convertible notes or preferred stock with any special price protection, reset or similar provisions, a factor that the SEC has prominently noted.

•	KIT digital is not aware of any selling stockholder with a short position in KIT digital’s common stock.

•
KIT digital used well-known, registered placement agents in its May 2008 Financing (so the investors would not be considered “underwriters”), whom received customary placement fees. As noted above, the placement agents in the May 2008 Financing sold the securities to a broad base of investors unaffiliated with KIT digital and each other.

•
Finally, given the current financial crisis, which has negatively impacted access to financing by smaller public companies, KIT digital wishes to fully comply with the registration rights of its investors in order to maintain these needed sources of capital.

Accordingly, as demonstrated by this comment response letter and the additional disclosure included in the Amendment as requested by the staff, we believe that the resale transactions by the stockholders do not constitute an offering “by or on behalf of the issuer,” and that KIT digital is eligible to use the continuous offering provisions of Securities Act Rule 415 in connection with an “at the market offering.”

May 2008 Equity Financing, page 1

Comment No. 2: As requested by the staff, disclosure has been added to better explain the nature of the full ratchet anti-dilution protection with regard to the exercise price of the warrants issued in the May 2008 Financing. See page 1.

Comment No. 3: As requested by the staff, the aggregate value represented by the $.075 issuance discount to the $.275 closing price is disclosed on page 1.

The Offering, page 2

Comment No. 4: As requested by the staff, disclosure has been added to indicate that the total dollar value of the shares of common stock underlying the warrants KIT digital has registered for resale in the Amendment is $10,917,500. See page 2.

Stockholders, page 9

Comment No. 5: KIT digital has reviewed the numbers in the “Stockholders” table and related footnotes and made necessary revisions so they all correspond. See pages 12 to 16.

Comment No. 6: Disclosures concerning the $.34 warrant exercise price have been conformed throughout the Amendment.

Comment No. 7: As requested by the staff, language has been added to page 10 to describe the 4.99% and 9.99% ownership limitations in the investor warrants, and how the beneficial ownership calculation for these purposes differs from the calculation under Rule 13d-3 under the Exchange Act. Additionally, the last sentence of the first paragraph of this section has been revised to be consistent with how the ownership limitation operates.

Comment No. 8: As requested by the staff, the following language has been added to page 10 of the Registration Statement to clarify that the 4.99% and 9.99% ownership limitations do not prevent a selling stockholder from ultimately exercising and selling the full amount issuable upon exercise of the warrants:

“The 4.99% and 9.99% ownership limitations do not prevent a Stockholder from selling some of its holdings and then receiving additional shares. In this way, a Stockholder could sell more than the 4.99% and 9.99% ownership limitation while never holding more than this limit.”

Comment No. 9: None of the stockholders are registered broker-dealers. Other than Anthony B. Low-Beer, no selling stockholder is an affiliate of a registered broker-dealer. KIT digital has been advised that Mr. Low-Beer purchased KIT digital’s common stock and warrants in the ordinary course of business, not for resale, and at the time of purchase, did not have any agreement or understanding, directly or indirectly, with any person to distribute such securities. Disclosure to this effect has been added to page 10.

Comment No. 10: The exercise price of the warrants is $.34. The market price per share of the common stock on May 8, 2008, the closing date of the May 2008 Financing, was $.275. Thus, the exercise price of the warrants from the May 2008 Financing does not represent a discount to the market price per share of KIT digital’s common stock on the date of the closing.

None of the selling stockholders or any of their affiliates hold any other warrants, options, notes, or other convertible/exchangeable securities that are convertible/exchangeable at a discount to the market price per share of KIT digital’s common stock on the date of sale.

Comment No. 11:

In response to the staff’s comment, set forth below is the requested information concerning the prior securities transactions between KIT digital and the selling stockholders, including their respective affiliates, or any person with whom any selling stockholder has a contractual relationship regarding the transaction covered by the Registration Statement (or any predecessors of those persons).

Stockholder	Date of Sale (DOS)	Shares Outstanding Prior to DOS	Shares Outstanding Prior to DOS & Held by Persons Other than Stockholders, Affiliates of KIT digital & Affiliates of Stockholders	Shares Issued & Issuable to Stockholder in Prior Transaction	% of Total Issued & Outstanding Shares that Were Issued or Issuable in Prior Transaction	Market Price Per Share Subject to Prior Transaction	Current Market Price Per Share (as of 9/25/08)
ALB Private Investments, LLC	8/23/2006	13,176,436	11,776,436	75,000	0.64%	$1.60	$0.235
British Columbia Investment Management Corporation (nominee: Hare & Co.)	5/10/2007	28,074,813	26,594,813	327,500	1.23%	$2.55	$0.235
Charles L. Abry	8/23/2006	13,176,436	11,776,436	120,000	1.02%	$1.60	$0.235
Dow Employees' Pension Plan (nominee: Kane & Co.)	5/10/2007	28,074,813	26,594,813	442,500	1.66%	$2.55	$0.235
New York State Nurses Association Pension Plan (nominee: Ell & Co.)	5/10/2007	28,074,813	26,594,813	158,500	0.60%	$2.55	$0.235
Oregon Public Employees Retirement Fund (nominee: Westcoast & Co.)	5/10/2007	28,074,813	26,594,813	595,500	2.24%	$2.55	$0.235
Phylis M. Esposito	8/23/2006	13,176,436	11,776,436	75,000	0.64%	$1.60	$0.235
Proximity Fund, LP	8/23/2006	13,176,436	11,776,436	100,000	0.85%	$1.60	$0.235
Public Sector Pension Investment Board (nominee: Mac & Co.)	5/10/2007	28,074,813	26,594,813	723,500	2.72%	$2.55	$0.235
Retirement Plan for Employees of Union Carbide Corporation and its Participating Subsidiary Companies (nominee: Kane & Co.)	5/10/2007	28,074,813	26,594,813	242,000	0.91%	$2.55	$0.235
Radian Group Inc. (nominee: Ell & Co.)	5/10/2007	28,074,813	26,594,813	83,500	0.31%	$2.55	$0.235
The Robert Wood Johnson Foundation (nominee: Mac & Co.)	5/10/2007	28,074,813	26,594,813	358,000	1.35%	$2.55	$0.235
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio (nominee: Finwell & Co.)	5/10/2007	28,074,813	26,594,813	870,000	3.27%	$2.55	$0.235
Wellington Trust Company, National Association Multiple Common Trust Funds, Emerging Companies Portfolio (nominee: Landwatch & Co.)	5/10/2007	28,074,813	26,594,813	449,000	1.69%	$.55	$0.235
				4,620,000

This table has been added to the Amendment at page 17.

Comment No. 12:

In response to the staff’s comment, below is a table comparing the number of shares outstanding prior to the May 2008 Financing that are held by persons other than the selling stockholders (row A), affiliates of KIT digital and affiliates of the stockholders and other information requested by the staff.

A	Shares outstanding prior to the May 2008 Financing that are held by persons other than the stockholders, affiliates of KIT digital, and affiliates of the stockholders. (1)	33,206,039
B	Shares registered for resale by the stockholders or affiliates of the stockholders in prior registration statements.	4,330,000
C	Shares registered for resale by the stockholders or affiliates of the stockholders in prior registration statements that continue to be held by the stockholders or affiliates of the stockholders.	4,330,000
D	Shares that have been sold in registered resale transactions by the stockholders or affiliates of the stockholders.	0
E	Shares registered for resale on behalf of the stockholders or affiliates of the stockholders in the current transaction.	79,400,000
_______________________________

(1)
There were 1,400,000 shares outstanding prior to the May 2008 Financing that were held by affiliates of KIT digital.  This amount, combined with the 33,206,039 shares and the 4,330,000 shares listed in this table, is equal to 38,936,039 shares, which is equal to the total shares outstanding prior to the May 2008 Financing.

This table has been added to the Amendment at page 16.

Comment No. 13:

In response to the staff’s comment, the Amendment includes a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between KIT digital (or any of KIT digital’s predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction covered by the Registration Statement (or any predecessors of those persons). As stated in the Amendment, the shares being registered for sale in this transaction were originally issued in the May 2008 Financing. In addition to the disclosures in the Amendment regarding the terms of the May 2008 Financing, KIT digital filed a current report on Form 8-K in connection with the May 2008 Financing on May 8, 2008, in which the material terms of the May 2008 Financing were disclosed and copies of the related agreements were attached. No other relationships, arrangements or agreements regarding the transaction covered by the Registration Statement exist between KIT digital (or any of KIT digital’s predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction covered by the Registration Statement (or any predecessors of those persons).

Plan of Distribution, page 13

Comment No. 14: The repetitive disclosure in “Plan of Distribution” has been removed. See pages 18 to 20.

Security Ownership of Certain Beneficial Owners and Management, page 38

Comment No. 15: Security ownership for Kaleil Isaza Tuzman, KIT digital’s Chief Executive Officer, is separately listed on page 47, and all other information required by Item 403 of Regulation S-K has been provided.

Part II

Signatures

Comment No. 16:

The signature page lists Robin Smyth, KIT digital’s Chief Financial Officer, as its Principal Financial or Accounting Officer. See page II-10.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by KIT digital as soon as the SEC has reviewed this letter and its enclosures and has advised KIT digital that no further issues remain outstanding. At the time of the request, KIT digital will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments. KIT digital does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours, /s/ Spencer G. Feldman Spencer G. Feldman

Enclosures

cc:	Paul Fischer, Esq., Staff Attorney Kathleen Krebs, Esq., Special Counsel Larry Spirgel, Esq., Assistant Director Division of Corporation Finance

Mr. Kaleil Isaza Tuzman Mr. Robin Smyth KIT digital, Inc.